UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2019.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Santiago, Chile, January 23, 2019 –Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) informs that today the Board of Directors of SQM approved the following SQM Board Protocol for the presentation and use of sensitive information:

SQM Board Protocol for the presentation and use of sensitive information

1. Background

(a) On July 26, 2017, the Board of Directors of Sociedad Química y Minera de Chile S.A. (respectively the "Board of Directors" and "the Company") approved a list of the main competitors, suppliers and customers of the Company, where Tianqi Lithium Corporation ("Tianqi") was included as a competitor of the Company.

(b) In May 2018, Tianqi and Nutrien Ltd. announced that Tianqi agreed to acquire from Nutrien Ltd. the amount of 62,556,568 Series A shares of the Company, which corresponds to approximately 24% of the total shares issued by the Company.

(c) On August 27, 2018, Tianqi and the Chilean National Economic Prosecutor Office (the "FNE") signed an out-of-court settlement (the "Agreement"), pursuant to which the FNE sought to implement behavioral measures in order to (i) maintain the competitive conditions of the lithium market, (ii) mitigate the risks described in the Agreement and (iii) limit the possibility of accessing certain information related to the Company and its subsidiaries, which is defined as sensitive under the Agreement (the "Sensitive Information") by Tianqi (the "Purpose").

(d) The Antitrust Court (the "TDLC") approved the Agreement by resolution of October 4, 2018, which was finalized on October 30, 2018. In Agreement approval process, the Company expressed its concerns to the TDLC regarding the measures described in the Agreement as (i) not effectively resolving the risks that Tianqi and the FNE wanted to mitigate, (ii) not being correctly oriented to avoid the access to Sensitive Information that, could damage the Company and the correct functioning of the market when in the possession of a competitor, and (iii) contradicting Law 18,046 on Corporations (the "Corporations Act") and other regulatory bodies applicable to the Company.

(e) On December 5, 2018, the Company learned that Inversiones TLC SpA, a subsidiary of Tianqi Lithium Corporation, acquired 62,556,568 Series A shares of the Company, representing approximately 23.77% of the total shares issued by the Company (the "Acquisition"). Before the Acquisition, and after the approval of the Agreement by the TDLC, the Board of Directors had deemed it necessary to adopt measures aimed at achieving the Purpose, avoiding greater points of contact between the Sensitive Information and Tianqi, in a complementary manner, and not contradictory with the Agreement.

(f) In consideration of the foregoing, on January 23, 2019, the Board of Directors unanimously resolved to adopt, the following protocol on the presentation and use of information in the Board of Directors, in the committees of the Board of Directors and in the Boards of Directors of Company’s subsidiaries (the "Protocol"):

II. Protocol

1. Managing of information in the Board of Directors

1.1. The Board of Directors has defined that the directors and senior executives of the Company have the duty and responsibility to cooperate with the fulfillment of the Purpose, subject to compliance with the Corporations Act and other applicable regulations.

1.2. Therefore, in order for the Board of Directors to comply with its purposes and duties according to the Purpose, the Board of Directors agrees to delegate - in accordance with article 40, subsection 2 of the Public Limited Companies Law - all its powers in relation to administration, knowledge and resolution of the matters that refer to the lithium business of the Company, which means knowledge of Sensitive Information, in the committee indicated below.

1.3. Directors nominated or elected by a Competitor Shareholder (the "Directors elected by Competitor") have the right to receive Sensitive Information that has been dealt with or known in the Board of Directors or in any of its committees. Notwithstanding this, in the event that a Director chosen by Competitor wants to access Sensitive Information, he or she must request it in writing from the CEO of the Company. The CEO must inform the Head of the Antitrust Division of the FNE, the event that Sensitive Information is being requested by the Director elected by Competitor.

1.4. For the purposes of section 1.3 above, a "Competitor Shareholder" is understood to be one who has been identified as a competitor of the Company in the lithium business, by any of the following persons or entities: (i) the shareholder himself, (ii) the Board of Directors, (iii) the FNE, the TDLC or any other antitrust authority that exercises jurisdiction over the Company or said shareholder, or (iv) the Agreement or any other instrument that modifies or replaces it.

2. Lithium Committee

2.1. The Board of Directors creates a Lithium Committee (the "Committee"). The Board delegates to the Committee the power to impose, review and manage all Sensitive Information; assist and guide senior executives of the Company in the ordinary management of the lithium business; review and recommend necessary policies and strategies related to the lithium business to the Board; and represent the Company, with the authority to evaluate, negotiate and subscribe acts, contracts or operations related to the lithium business and leading to knowledge of Sensitive Information.

2.2. The delegation of powers to the Committee does not imply the limitation or revocation of powers granted prior to this date by the Company that have not been specifically limited or revoked and, in addition, may coexist with future delegations of powers made by the Board, without implying a limitation of these, unless specifically agreed otherwise.

2.3. The Committee may be composed of all the directors of the Company who so express during the first meeting of the Board of Directors held after any Shareholders Meeting in which the Board of Directors has been renewed. Upon the request of a Director Elected by Competitor to be part of the Committee, the CEO must communicate this circumstance to the Head of the FNE Antitrust Division. Among the members of the Committee, a chairman must be elected, who will have the deciding vote. As agreed in advance by the shareholders at the Ordinary Shareholders Meeting of the Company, the members of the Committee may be remunerated for their duties related to the Committee,

2.4. The Committee will meet monthly, immediately following the ordinary meetings of the Board of Directors or as often as agreed by the members of the Committee. At the request of the Chairman of the Committee or the CEO, the Committee may meet in an extraordinary manner, by sending an email notice to its members at least 24 hours in advance.

2.5. Necessary information will be available to the members of the Committee, but not the Board. The Company must ensure that such information is of a restricted nature and is only available to the members of the Committee and the executives of the Company who should receive it. With respect to Sensitive Information, The Committee is fully empowered to establish all types of remote or online access restrictions, so that such information can only be received by members of the Committee.

3. Boards of Directors of Subsidiaries

3.1. The Board of Directors does not contemplate making changes in the manner in which the boards of the Company's subsidiaries are carried out and structured.

3.2. The directors of the Company may attend the meetings of the boards of the Company's subsidiaries with the right to speak, and they will be empowered to impose on the books and records of said subsidiaries. Upon the requirement of a Director Elected by Competitor to participate in the board of a subsidiary, the CEO must inform the Head of the FNE Antitrust Division about such circumstance.

3.3. The Board of Directors agrees to authorize the full exchange of information between its subsidiaries SQM Salar S.A. and SQM Potasios S.A., in order to allow the executives of the Company and the members of the board of both subsidiaries to have consolidated and detailed information of their businesses, for the best management of these and in the best interest of the Company, in accordance with the guidelines established by the Board from time to time.

4. Right to Information

4.1. The directors of the Company have the right to be fully informed of everything related to the Company at any time in a documented manner, and by the CEO.

4.2. The CEO cannot deny Sensitive Information to a director, nor information that has been treated or known in the Committee or in subsidiaries of the Company, unless this is ordered by a competent authority.

5. Incidents Report

5.1. Given the risks identified by the FNE with respect to the Acquisition, any director, senior executive or employee of the Company is obliged to inform the CEO and the Compliance Officer of the Company about any breach of this Protocol or the Agreement.

5.2. It will be the responsibility of each Director Elected by Competitor, to inform the CEO as soon as he becomes aware of having known Sensitive Information involuntarily.

5.3. The CEO, after becoming aware of any of the circumstances indicated in sections 5.1 or 5.2 above, must communicate this circumstance to the head of the FNE Antitrust Division, as well as adopt the measures he deems necessary to prevent or mitigate a damage to the Company.

5.4. The communications that under this Protocol are made to the head of the FNE Antitrust Division, do not imply that the Company assumes any type of responsibility or obligations under the Agreement.

5.5. This Protocol may be modified or rendered ineffective by the Board of Directors, at any time, as it may decide. In this case, it will be communicated according to section 7 below.

6. Deferred Term

The term of the present Protocol shall be indefinite starting from the time when the next Ordinary Shareholders Meeting of the Company is concluded.

7. Communication

The Board of Directors agreed that this Protocol is (i) informed as an essential fact to the Commission for the Financial Markets, (ii) informed to the Head of the FNE Antitrust Division, (iii) informed and distributed to each of the Vice Presidencies and management of the Company and its subsidiaries, and (iv) published immediately on the Company's website www.sqm.com.

About SQM

SQM´s business strategy is to be a global company, with people committed to excellence, dedicated to the extraction of minerals and selectively integrated in the production and sale of products for the industries essential for human development (e.g. food, health, technology). This strategy was built on the following five principles:

•	ensure availability of key resources required to support current goals and medium and long-term growth of the business;
•	consolidate a culture of lean operations (M1 excellence) through the entire organization, including operations, sales and support areas;
•	significantly increase nitrate sales in all its applications and ensure consistency with iodine commercial strategy;
•	maximize the margins of each business line through appropriate pricing strategy;
•	successfully develop and implement all lithium expansion projects of the Company, acquire more lithium and potassium assets to generate a competitive portfolio.

These principles are based on the following key concepts:

•	strengthen the organizational structure to supports the development of the Company's strategic plan, focusing on the development of critical capabilities and the application of the corporate values of Excellence, Integrity and Safety;
•	develop a robust risk control and mitigation process to actively manage business risk;
•	improve our stakeholder management to establish links with the community and communicate to Chile and worldwide our contribution to industries essential for human development.

For further information, contact:

Gerardo Illanes 56-2-24252022 / gerardo.illanes@sqm.com

Kelly O’Brien 56-2-24252074 / kelly.obrien@sqm.com

Irina Axenova 56-2-24252280 / irina.axenova@sqm.com

For media inquiries, contact:

Carolina García Huidobro / carolina.g.huidobro@sqm.com

Alvaro Cifuentes / alvaro.cifuentes@sqm.com

Tamara Rebolledo / tamara.rebolledo@sqm.com  (Northern Region)

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make concerning the Company’s business outlook, future economic performance, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are estimates that reflect the best judgment of SQM management based on currently available information. Because forward-looking statements relate to the future, they involve a number of risks, uncertainties and other factors that are outside of our control and could cause actual results to differ materially from those stated in such statements. Therefore, you should not rely on any of these forward-looking statements. Readers are referred to the documents filed by SQM with the United States Securities and Exchange Commission, specifically the most recent annual report on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements, whether as a result of new information, future developments or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Registrant)

Date: January 24, 2019	/s/ Gerardo Illanes

By: Gerardo Illanes

CFO

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